Exhibit 99.1

SUZANO S.A.

Publicly-held Company with Authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.            Date, Time and Place: On September 13, 2019, at 10:30 a.m., at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the city of São Paulo, State of São Paulo, Zip Code 01452-919, the Board of Directors of Suzano S.A. (“Company”) held the Meeting.

2.            Attendance: The following Board Members attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member). Mr. Marcelo Feriozzi Bacci, the Company’s CFO was invited to make the presentation.

3.            Chairman and Secretary: Mr. David Feffer presided the Meeting and Mr. Vitor Tumonis acted as secretary.

4.            Agenda: Approve the granting of corporate guarantee by the Company to its direct and indirect subsidiaries incorporated outside Brazil above the amount delegated to the Executive Board of Officers in operations of forfaiting.

5.            Minutes in summary form: The Board Members unanimously resolved to draw up these minutes in summary form.

6.            Deliberations of the Agenda:

Requested, Mr. Marcelo Bacci presented the material related to the operations of forfaiting carried out by direct and indirect subsidiaries of the Company incorporated outside Brazil and which require the tendering of guarantees by the Company in amount above of the delegated to the Executive Board of Officers pursuant to article 14(k) of the Company’s Bylaws for operations of this nature, which therefore requires the approval of this Board of Directors for the constitution of these guarantees.

After the conclusion of the discussion and there were no objections to the matter presented nor to what was clarified, the Board Members, unanimously and without reservations, approved the constitution and granting by the Company of corporate guarantee to its direct and indirect subsidiaries incorporated outside Brazil in operations of forfaiting, including the granting of secured or fiduciary guarantees of any nature, limited tot the amount guaranteed

(continuation of the Minutes of the Meeting of the Board of Directors of Suzano S.A., held on September 13, 2019 at 10:30 a.m.)

by each contract entered into with each financial agent to the maximum amount of US$ 300,000,000.00 (three hundred million American dollars).

7.            Closing: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting was drawn up, read and approved by all Board Members present. Signatures: Presiding: David Feffer — Chairman; Vitor Tumonis — Secretary. Board Members: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors), Antonio de Souza Corrêa Meyer (Board Member), Jorge Feffer (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Nildemar Secches (Board Member), Rodrigo Kede de Freitas Lima (Board Member) and Ana Paula Pessoa (Board Member).

This is a true copy of the original drawn up in the records of the Company.

São Paulo, SP, September 13, 2019.

Vitor Tumonis
Secretary